São Paulo (State of São Paulo), April 28, 2020.

To

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)

Superintendency of Company Relations

Rio de Janeiro, State of Rio de Janeiro (RJ)

Dear Sirs,

Subject: ITAÚ UNIBANCO HOLDING S.A. Exhibit 99.1

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 28, 2020

I. In accordance with the provisions in CVM Instruction No. 480/2009, Article 21, item IX, and Article 30, item

III, the Company brings to your knowledge the summary of the decisions made at the Meeting mentioned above:

Annual General Meeting Agenda:

1. The Financial Statements for 2019 and the allocation of net income for the year were approved;

2. The members of the Board of Directors and the Fiscal Council were elected for the next annual term of office;

3. The amount to be allocated to the global compensation of the members of the Executive Board and Board of

Directors and the compensation of the members of the Fiscal Council was approved.

Extraordinary General Meeting Agenda:

1. The Corporate Bylaws were amended in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company taking out civil liability insurance or entering into an indemnity contract in favor of its management members.

2. The Corporate Bylaws were consolidated with the amendments mentioned in item “1” above.

II. Within the term established in Article 21, item X and Article 30, item IV of the above mentioned Instruction,

the minutes of the Meeting will be forwarded by means of the Empresas.Net – Periodical and Occasional

Information platform.

Without further ado, I undersign.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

cc:

- B3 S.A. – Brasil, Bolsa, Balcão

Company Monitoring Superintendency

- Company Relations Coordination Office